SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

VIVO PARTICIPAÇÕES S.A.
Publicly-held company
CVM No. 1771-0
CNPJ/MF No. 02.558.074/0001-73
NIRE 353001587.9-2

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Publicly-held company
CVM No. 1770-1
CNPJ/MF No. 02.558.118/0001-65
NIRE 3130002535-7

TELEMIG CELULAR S.A.
Publicly-held company
CVM No. 1721-3
CNPJ/MF No. 02.320.739/0001-06
NIRE 3130001299-9

NOTICE OF MATERIAL FACT

Vivo Participações S.A. (“Vivo Part”), Telemig Celular Participações S.A. (“Telemig Part”) and Telemig Celular S.A. inform to their shareholders and the public at large, pursuant to CVM Instruction No. 385/02 that, on the date hereof, the transfer of the shareholding control of Telemig Part. (and, indirectly, Telemig Celular S.A.), as well as the shareholding control of Tele Norte Celular Participações S.A. (“Tele Norte”) (and, indirectly, Amazônia Celular S.A.) to Vivo Part. were completed, pursuant to the Stock Purchase Agreement entered into by and among Vivo Part. and Telpart Participações S.A. (“Telpart”) (the “Stock Purchase Agreement”), which was the object of the notices of material fact of such Companies dated as of August 2, 2007, August 3, 2007, December 20, 2007 and of the Notices to the Market dated as of March 7, 2008 and March 10, 2008, considering that all the conditions set forth in the agreement were satisfied and the payment of the price was carried out.

On the same date hereof, Vivo Part. disposed of the totality of the 1,292,679 common shares and 3,715 preferred shares of Tele Norte purchased from Telpart to Telemar Norte Leste S.A., for the same price and conditions set forth in the Stock Purchase Agreement with Telpart.

The price for the 7,258,108 common shares and 969,932 preferred shares of Telemig Part., paid on the date hereof, already including the compensations set forth in the Stock Purchase Agreement with Telpart, corresponds to R$ 1,162,594,377.44 (one billion, one hundred and sixty-two million, five hundred and ninety-four thousand, three hundred and seventy-seven reais and forty-four cents), equivalent to the approximate amount of R$ 151.17 (one hundred and fifty-one reais and seventeen cents) per common share and R$ 67.43 (sixty-seven reais and forty-three cents) per preferred share of Telemig Part acquired. The price paid for the common shares of Telemig Part. results in an approximate amount of R$ 2,625.04 (two thousand, six hundred and twenty-five reais and four cents) per common share of Telemig Celular S.A.

Vivo Part. shall proceed with, within the term and in accordance with the applicable law in force, tender offers (i) for the acquisition of common shares of non-controlling shareholders of Telemig Part. and Telemig Celular, pursuant to article 254-A of “Lei 6,404/76” (“Mandatory Tender Offer”), as well as (ii) for the voluntary acquisition of up to 1/3 of the outstanding preferred shares in the market, issued by Telemig Part. and Telemig Celular (“Voluntary Tender Offer”), provided that such offers shall be disclosed within the next days.

Additionally, Vivo Participações informs that it acquired the rights held by Telpart for the subscription of shares to be issued by Telemig Participações and Tele Norte Participações as a result of the alternative provided in the “Instrução CVM No. 319/99”, for the amounts already updated in accordance with the Stock Purchase Agreement with Telpart, of R$ 70,511,214.94 (seventy million, five hundred and eleven thousand, two hundred and fourteen reais and ninety-four cents) and R$ 22,610,739.14 (twenty-two million, six hundred and ten thousand, seven hundred and thirty-nine reais and fourteen cents), respectively, provided that, on the same date hereof, the rights for the subscription of shares to be issued by Tele Norte were disposed to Telemar for the same amount paid to Telpart for its acquisition.

São Paulo, April 03, 2008

Ernesto Gardelliano
Investor Relations Director
Vivo Participações S.A.
Telemig Celular Participações S.A.
Telemig Celular S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 04, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano

Name:	Ernesto Gardelliano
Title:	Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.